[Letterhead of Davis Polk & Wardwell LLP]
Martin A. Wellington
Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2018 tel 650 752 3618 fax martin.wellington@davispolk.com

May 20, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3720

100 F Street, N. E.

Washington, D.C. 20459-7010

Attention:	Mr. Larry Spirgel, Assistant Director
Mr. Paul Fischer, Staff Attorney
Ms. Celeste M. Murphy, Legal Branch Chief
Ms. Sharon Virga, Staff Accountant
Mr. Dean Suehiro, Senior Staff Accountant

Re:	Pandora Media, Inc.

Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-172215)

Filed April 26, 2011

Ladies and Gentlemen:

We are submitting this letter on behalf of Pandora Media, Inc. (the “Company”) in furtherance of our letter dated May 17, 2011 addressed to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Amendment No. 3 (“Amendment No. 3”), filed April 26, 2011, to the registration statement on Form S-1 of the Company (the “Registration Statement”), originally filed February 11, 2011, and the prospectus contained therein.

Further to our conversation with the Staff on May 18, 2011, please find attached hereto as Exhibit A the Company’s proposed revised disclosure. For your convenience, we are providing by electronic mail to Ms. Virga and Mr. Suehiro a courtesy package which includes a copy of this letter and the relevant pages of the Registration Statement marked to show changes from Amendment No. 3.

2	May 20, 2011

We and the Company are available at your earliest convenience to discuss any questions you may have, and appreciate your continued assistance in this matter. Please do not hesitate to call me at 650-752-2018 with any questions you may have respecting the foregoing.

Very truly yours,
/s/ Martin A. Wellington
Martin A. Wellington, Esq.

Enclosures

cc:	Mr. Joseph Kennedy, Pandora Media, Inc.

Mr. Steven Cakebread, Pandora Media, Inc.

Ms. Delida A. Costin, Esq., Pandora Media, Inc.

Mr. Jeffrey D. Saper, Esq., Wilson Sonsini Goodrich & Rosati Professional Corporation

Mr. Michael Nordtvedt, Esq., Wilson Sonsini Goodrich & Rosati Professional Corporation

Exhibit A

Stock Option Grants and Common Stock Valuations

We granted stock options with the following exercise prices since February 1, 2010:

Grant Date	Shares Underlying Options	Exercise Price
April 21-22, 2010	3,258,500	$0.71
June 2, 2010	252,000	0.94
August 16, 2010	1,735,500	3.14
October 20, 2010	1,185,000	3.14
December 8, 2010	461,500	3.14
January 26-27, 2011	1,737,000	3.14
February 8, 2011	1,098,000	3.14
March 31, 2011	2,613,000	6.35
April 14, 2011	400,000	6.35
April 18, 2011	548,200	6.35
April 22, 2011	500,000	6.35

Additionally, on January 26, 2011 we sold an aggregate of 1,210,191 shares of common stock to two members of our board of directors for a price of $3.14 per share in connection with their appointment to the board.

Our board of directors determined that the exercise price per share was equal to at least the fair value of our common stock at each grant date. In the absence of a public trading market, our board of directors considered numerous objective and subjective factors to determine its best estimate of the fair value of our common stock as of the date of each option grant, including but not limited to, the following factors:

•	valuations of our common stock performed as of February 28, 2010, May 20, 2010, October 31, 2010 and February 28, 2011;

•	recent issuances of preferred stock, as well as the rights, preferences and privileges of our outstanding preferred stock;

•	the lack of marketability of our common stock;

•	secondary transactions in our common and preferred stock;

•	our performance and stage of development;

•	the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an IPO or sale of our company, given prevailing market conditions;

•	the market performance of comparable companies; and

•	U.S. capital market conditions.

For the valuation of our common stock, we estimated the fair value of a minority interest in our common equity. We considered two possible scenarios as of each valuation date:

•

An IPO scenario, where we (1) estimated the future value of total stockholders’ equity using a multiple of forecasted revenues as of the estimated IPO date, (2) allocated that equity value to the preferred and common stock on a pro-rata basis considering the preferred stock conversion at an IPO and (3) then discounted the resulting per share common stock value back to the valuation date. The key inputs under this model are the estimated IPO value range, the probability weighting that we assign to each point within the range and the discount rate. We estimated our IPO value range considering a variety of factors, the most significant of which were revenue multiples derived from market data and our forecasted trailing 12-month revenues as of the estimated IPO date. We generally assign a higher probability to the middle of the range and lower probabilities to the low and high end of the range. We determined the discount rate using venture capital rates of return appropriate for our stage of development as of each valuation date.

•

An option-pricing scenario, where we estimated the present value of total stockholders’ equity using a discounted cash flow analysis. Under this method, our projected after tax cash flows available to return to holders of total invested capital were discounted back to the valuation date. The resulting equity value was allocated to the preferred and common stock using the option-pricing method. The option-pricing method treats preferred stock and common stock as call options on our enterprise value to estimate the fair value of our common stock. The value of the call options are determined using the Black-Scholes option-pricing model. The key inputs under this model are our projections of cash flows over the period for which forecasts were available as of each valuation date, which ranged from three to five years, our determination of the terminal value, representing the present value of our future cash flows beyond the three to five year period covered by our forecasts, and the discount rate. We determined the discount rate using venture capital rates of return appropriate for our stage of development as of each valuation date.

We chose these two methods based on the following considerations:

•	The IPO scenario represents a successful near term exit at a relatively high price. In this scenario, the preferred shares convert to common shares and all shares have the same value.

•

The option-pricing scenario represents a delayed exit in which the future value may be either higher or lower than the current enterprise value. In this scenario the preferred shares may benefit from downside protection in less successful exits.

Each valuation assigned a probability weighting to the value determined under the IPO scenario and option-pricing scenario based on management’s discussions with our board of directors and our assessment of market conditions. This probability weighting was determined based on our plans for an IPO and the uncertainty of our ability to successfully complete an IPO given changes in market conditions for IPOs and our ability to continue to execute against our business plan.

April 2010 grant

On April 21 and 22, 2010 our board of directors determined that the fair value of our common stock was $0.71 per share. As part of this determination, the board considered a third party valuation analysis that concluded that the fair value of our common stock was $0.71 per share as of February 28, 2010. We concluded that it was appropriate to rely on the valuation analysis, which was completed on April 9, 2010 but dated as of February 28, 2010, for purposes of the April 21 and 22, 2010 option grants because there were no significant changes to the business, including our forecasted financial results, and no significant changes to market conditions between February 28, 2010 and the date of the grants.

The key assumptions in the IPO scenario included an estimated IPO value range of $200 million to $700 million, assigning probabilities of 20%, 70% and 10% to $200 million, $500 million and $700 million, respectively, and a discount rate of 40%, resulting in an estimated common stock value of $1.67 per share.

In the option-pricing scenario, the valuation analysis estimated the present value of total stockholders’ equity as $155 million based on the discounted projected cash flows over a three-year period plus a terminal value using a discount rate of 40%, resulting in an estimated common stock value of $0.38 per share.

The valuation analysis as of February 28, 2010, weighted the IPO scenario at 25% and option-pricing scenario at 75% and arrived at the $0.71 valuation indicated above. The weighting assigned to the option-pricing scenario is higher than the weighting assigned to the IPO scenario because we had not, at that point in time, undertaken any substantial preparation to become a public company.

June 2010 grant

In May 2010, we issued a total of 8,129,338 shares of our Series G redeemable convertible preferred stock for $2.737 per share to a group of new and existing investors for an aggregate of approximately $22.2 million. Because the lead investor in this transaction was unaffiliated with our company prior to this investment, the board of directors determined that this financing constituted an arm’s-length transaction.

On June 2, 2010, the board of directors determined that the fair value of our common stock was $0.94 per share. In addition to considering the Series G redeemable convertible preferred stock financing described above, the board of directors also considered a third party valuation analysis that concluded that the fair value of our common stock was $0.94 per share as of May 20, 2010.

The key assumptions in the IPO scenario included an estimated IPO value range of $300 million to $700 million, assigning probabilities of 10%, 70% and 20% to $300 million, $500 million and $700 million, respectively and a discount rate of 35%, resulting in an estimated common stock value of $2.11 per share.

In the option-pricing scenario the valuation analysis estimated the present value of total stockholders’ equity as $208 million based on the discounted projected cash flows over a three-year period plus a terminal value, using a discount rate of 35%, resulting in an estimated common stock value of $0.54 per share.

The valuation analysis weighted the IPO scenario at 25% and option-pricing scenario at 75% and arrived at the $0.94 valuation indicated above. The weighting assigned to the option-pricing scenario is higher than the weighting assigned to the IPO scenario because we were not ready at that point in time to be a public company and would not be ready for a substantial period of time. In addition we reconciled the estimated equity value in the IPO scenario and the option-pricing scenario to the Series G transaction price noting that the implied fair value of the Series G redeemable convertible preferred stock from the analysis equaled the $2.737 Series G transaction price.

August and October 2010 grants

In July 2010, we received an offer from an unaffiliated party, which we refer to as Party A, proposing to purchase shares of our common stock and preferred stock from our stockholders at a price of $3.138 per share. Party A had very recently conducted a due diligence review of us but had not invested in our stock, and we had subsequently provided Party A with updated historical financial information and access to management in connection with the formulation of its offer. We did not pursue this transaction. The board of directors gave careful consideration to the prospect of adding a new significant stockholder to our existing stockholder base, the potential requirement to negotiate new governance and other rights with such stockholder and the demands such a transaction could place on management’s time and resources. The board of directors also considered the fact that there was sufficient demand from current investors to purchase shares of our common stock from employees. In light of these factors, the board of directors determined that the third-party offer was not in the best interests of our company and our stockholders.

In August 2010 a group of existing investors that hold rights of first refusal over secondary transactions in our stock commenced an offer to purchase shares of our common stock from our current employees, including our chief executive officer and certain other members of senior management, at $3.138 per share. Employees tendered an aggregate of 2,520,221 shares of common stock into the offer, which closed in October 2010. Because the price used in this transaction was originally proposed by Party A, a well-informed, sophisticated, knowledgeable, unaffiliated third party, and the participants in this transaction included highly knowledgeable, informed and sophisticated parties as both buyers and sellers, our board of directors determined that the terms of this transaction approximated those that would be obtained in an arms-length transaction.

Based on the foregoing series of transactions over this period, our board of directors determined that there was objective data based on an arms-length, third party offer, that the fair value of the common stock was $3.14 per share for the option grants made in August 2010. Furthermore, our board of directors determined that the fair value of the common stock was $3.14 per share for the option grants made in October 2010 because there were no significant changes to the business, including the Company’s projected financial results, and no significant changes to market conditions between the August 2010 and the October 2010 grants.

December 8, 2010

In anticipation of granting options during the fourth quarter of the year ending January 31, 2011, we initiated a third party valuation of common stock as of October 31, 2010. The valuation analysis estimated that the fair value of our common stock was $3.14 per share. This valuation analysis considered several factors including the purchase and sale of approximately 2.5 million shares of our common and preferred stock at a price of $3.138 per share by knowledgeable parties earlier in October 2010. In addition, consistent with the prior analysis, the analysis included an evaluation based on the IPO scenario and the option-pricing scenario. We continued to consider these two methods to reflect the probability of a near term successful exit and the possibility that the exit would be delayed.

The key assumptions in the IPO scenario included an expected valuation range of $500 million to $1 billion, with assigned probabilities of 15%, 50% and 35% to $500 million, $750 million and $1 billion, respectively. The estimated IPO value range was primarily determined based on our estimate of the revenue multiple we expected to achieve during our IPO based on our forecasted trailing 12-month revenues as of the estimated IPO date. Our estimated IPO value range yielded multiples of approximately 2.9 to 5.7 of forecasted trailing 12-month revenues as of the estimated IPO date. The resulting probability-weighted multiple of 4.6 was comparable to various market indices for high-tech, internet and entertainment companies and the mean multiples of comparable entities which ranged from approximately 2.0 to 3.5. We then discounted the resulting value using a discount rate of 30%, yielding an IPO scenario estimate of $3.61 per share.

The option-pricing scenario yielded estimated equity value of $459 million based on discounted estimated cash flows over a five year period plus a terminal value, resulting in an estimated common stock value of $1.69 per share. As our business matured, we extended the period over which we produced cash flow forecasts from three to five years.

The valuation analysis weighted the IPO scenario at 75% and option-pricing scenario at 25% and arrived at the $3.14 valuation indicated above. The weighting for the IPO scenario increased from 25% used in the May 20, 2010 valuation analysis as a result of discussions with our board of directors and investors and our performance relative to our business plan, as well as progress we had made in building our financial and legal infrastructure in preparation for the possibility of becoming a public company.

For the stock options granted on December 8, 2010 the board of directors determined that the fair value of our common stock remained at $3.14 per share. In arriving at this determination, the board of directors considered several factors, including the following:

•

Business performance had been in line with projections embedded in the valuation models and the absence of significant changes in market conditions, including revenue multiples in our sector, from October 2010 through the first part of December 2010. As a result, the projected revenue used to support the IPO scenario and the projected cash flows used to support the option-pricing method scenario had not changed and the board determined the valuation performed in October 2010 continued to reflect a reasonable estimate of the fair value of our common stock.

•	The absence of changes to our estimate of the probability of a successful completion of an IPO from October 31, 2010 to December 8, 2010.

January 26 and 27, 2011 grants and sales

For grants and sales in January 2011, the board of directors determined that the fair value of our common stock remained at $3.14 per share. In arriving at this determination, the board of directors considered several factors, including the following:

•

Our estimated revenue for the three months ended January 31, 2011 did not materially impact our forecasted trailing 12-month revenues as of the estimated IPO date. The estimated market capitalization of the Company based on the IPO scenario of $500 million to $1 billion with assigned probabilities of 15%, 50% and 35% to $500 million, $750 million and $1 billion, respectively implied a revenue multiple of approximately 4.6. We considered this a reasonable multiple compared to the high-tech, internet and entertainment indices which reflected revenue multiples of approximately 3.0 to 3.5 in January 2011.

•

Our board of directors determined that the probability of the completion of a successful IPO had not changed from October 31, 2010. In mid-December 2010, we issued requests for proposals to potential underwriters for this offering, requesting proposal submissions by mid-January 2011 and initial meetings at that time. We received proposals, met with investment banks and selected our underwriters in mid-January 2011 based on their reputations, experience with underwriting offerings of companies similar to ours, knowledge of and expertise regarding the digital media industry, understanding of our business model and individual perspectives on how to present the Pandora business to the investment community. Although we had selected the underwriters of our offering in mid-January, the board of directors considered that none of the banks interviewed had offered any indications of value, and that there remained substantial uncertainty over our ability to complete an offering in light of market conditions and the risks associated with our ability to perform in line with our business plan. In late January 2011, we held our organizational meeting with these underwriters. The initial meetings with our underwriters focused on providing an overview of our business, discussing the offering process and drafting disclosure.

We considered whether the initial meetings with underwriters indicated that the weighting of the IPO scenario compared with the option-pricing scenario should be updated. The weighting of the IPO scenario involved management judgment. We believe that the 75% weighting continued to be appropriate as of January 26, 2011. However, if the valuation analysis had been updated as of January 26, 2011 to reflect an increased likelihood of a successful IPO and we changed the weighting of the IPO scenario from 75% to 80%, the fair value of our common stock would have increased from $3.14 per share to $3.46 per share as of January 2011. Such an increase in fair value would have resulted in increased compensation expense and other expense for the year ended January 31, 2011 of approximately $400,000 and $100,000, respectively.

February 8, 2011 grant

For the stock options granted on February 8, 2011, the board of directors determined that the fair value of our common stock remained at $3.14 per share. In arriving at this determination, the board of directors considered the factors described above in connection with the January 26 and 27, 2011 grants and concluded that facts and circumstances had not changed significantly enough to warrant an updated common stock valuation. We concluded that the 75% weighting to the IPO scenario and the 25% weighting to the option-pricing scenario remained appropriate as of February 8, 2011 due to the remaining uncertainty regarding market risks and execution risk that could impact our ability to successfully complete an IPO. However, if the valuation analysis had been updated as of February 8, 2011 to reflect an increased likelihood of a successful IPO and we changed the weighting of the IPO scenario from 75% to 80%, the fair value of our common stock would have increased from $3.14 per share to $3.46 per share as of January 2011. Such an increase in fair value would have resulted in an immaterial impact on compensation expense and other expense for the three months ended April 30, 2011.

March 31, 2011 and April 14-22, 2011 grants

In late February 2011, the following three factors led the board of directors to conclude that there were material changes in facts and circumstances that affected our estimate of the fair value of our common stock:

•

On February 11, 2011, we filed our registration statement of which this prospectus forms a part, which, in the opinion of the board of directors and management, increased the likelihood of completing this offering in June 2011;

•

In late February 2011, peer companies achieved significant increases in their valuations, including comparable public entities such as Demand Media and Youku, as well as comparable private entities, including Facebook, Groupon, Guardian Unlimited and Zynga, based on news media reports of third-party investments in these companies. We gave specific consideration to Demand Media and Youku given that these particular companies are similarly situated in comparable industries, and had both recently completed their IPOs, with valuations that sustained high multiples several weeks after their IPOs.

•	In early March 2011, we determined that we exceeded our revenue targets for the month of February 2011 and, consequently, based on the nature of the revenues driving the over-

performance, we expected this upward trend to increase our forecasted trailing 12-month revenues as of the estimated IPO date.

As a result of these material changes in facts and circumstances, we obtained a third party valuation of our common stock as of February 28, 2011. The key assumptions in the IPO scenario included an expected valuation range of $750 million to $2 billion, assigning probabilities of 10%, 75% and 15% to $750 million, $1.5 billion and $2 billion, respectively, and a discount rate of 28%. The expected valuation range was primarily determined based on our forecasted trailing 12-month revenues as of the estimated IPO date. Our expected IPO valuation yielded a range of multiples of approximately 3.8 to 10.3 of forecasted trailing 12-month revenues as of the estimated IPO date. Though the resulting probability weighted revenue multiple of 7.7 was higher than the market indices for high-tech, internet and entertainment companies and the mean multiples of the comparable entities mentioned above, which ranged from approximately 2.7 to 3.5 at this time, this multiple compared favorably to Demand Media’s then current revenue multiple of approximately 7.0. The IPO scenario resulted in a value of $7.46 per share.

The option-pricing scenario yielded an estimated equity value of $464 million based on discounted estimated cash flows over a five year period plus a terminal value, using a discount rate of 28%, resulting in a common stock value of $1.87 per share.

The valuation analysis weighted the IPO scenario 80% and option-pricing scenario 20% and arrived at a fair value of $6.35 per share. The weighting assigned to the IPO scenario in the February 28, 2011 valuation is higher than the 75% weighting assigned to the IPO scenario in the October 31, 2010 valuation primarily as a result of our filing of the registration statement of which this prospectus forms a part on February 11, 2011. The analysis continued to reflect the option-pricing scenario to reflect market and execution risk associated with a planned IPO.